# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pulsenmore Ltd., CIK 0002064764
CUSIP: M8S7C5117
Title of class of securities: Ordinary Shares, NIS 0.00032 par value per share
Address of issuer's principal executive offices: OMARIM 8, OMER, ISRAEL, Israel (L3), 8496500
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002111393

## Reporting persons
- Elazar Sonnenschein: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 1,872,092; shared voting power 0; sole dispositive power 1,872,092; shared dispositive power 0; aggregate amount beneficially owned 1,872,092 (28.79% of the class)
  Comment: (1) The percentage of ownership is based on 6,502,844 ordinary shares, par value NIS 0.00032 per share ("Ordinary Shares") of Pulsenmore Ltd. (the "Issuer") issued and outstanding on March 31, 2026, as per information provided to the Reporting Person by the Issuer.
  
  (2) Includes (i) 988,930 Ordinary Shares held of record by Reporting Person, and (ii) 883,162 Ordinary Shares held by D.L.L.D. Consulting Ltd., a private company wholly owned by the Reporting Person. The Reporting Person holds voting and dispositive power over the securities held by D.L.L.D. Consulting Ltd.

## Item 1. Issuer
Name of issuer: Pulsenmore Ltd.
Address of issuer's principal executive offices: 8 Omarim Street, Omer, Israel 8496500

## Item 2. Person Filing
Name of person filing: Elazar Sonnenschein
Address of principal business office or, if none, residence: c/o Pulsenmore Ltd., 8 Omarim Street, Omer, Israel 8496500
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Percent of class: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Sole power to vote or to direct the vote: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Shared power to vote or to direct the vote: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Sole power to dispose or to direct the disposition: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Shared power to dispose or to direct the disposition: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Elazar Sonnenschein: /s/ Elazar Sonnenschein, Elazar Sonnenschein (04/28/2026)